KUTAK ROCK LLP	ATLANTA
CHICAGO
SUITE 3000	FAYETTEVILLE
1801 CALIFORNIA STREET	IRVINE
KANSAS CITY
DENVER, COLORADO 80202-2626	LITTLE ROCK
LOS ANGELES
303-297-2400	MINNEAPOLIS
FACSIMILE 303-292-7799	OKLAHOMA CITY
OMAHA
www.kutakrock.com	PHILADELPHIA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

May 9, 2014

VIA EDGAR AND FEDEX

Ms. Jennifer Gowetski, Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             STORE Capital Corporation

Confidential Draft Registration Statement on Form S-11

Submitted February 13, 2014

CIK No. 0001538990

Dear Ms. Gowetski:

On behalf of STORE Capital Corporation (the “Company”), we are hereby submitting Amendment No. 1 (the “Amendment”) to the above-referenced Confidential Draft Registration Statement on Form S-11 (the “Registration Statement”), which was initially submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”), on February 13, 2014, pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”).  The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter dated March 13, 2014 (the “Comment Letter”).  The Amendment also includes other changes that are intended to supplement and update the information contained in the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments.  The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in boldface below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

For your convenience, we have enclosed a courtesy package that includes four copies of the Amendment and four marked copies which have been marked to show changes from the initial submission of the Registration Statement.

General

1.                                      Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:  The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all graphics, maps, photographs, and related captions or other artwork that it intends to use in the prospectus for the Staff’s review prior to distributing any preliminary prospectus to prospective investors.

2.                                      Please supplementally provide us with copies of all written communications as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or that will participate in your offering.

Response:  The Company advises the Staff that (i) no written communications have been provided by the Company or on its behalf in reliance on Section 5(d) of the Securities Act to potential qualified institutional buyers or institutional accredited investors and (ii) no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering.  The Company also confirms that it will supplementally provide the Staff with copies of all such written communications or research reports, if any, that are so presented or published or distributed, respectively, after the date hereof.

3.                                      We note your statements on page 5 that, since 1980, your senior leadership team has successfully originated and invested more than $11 billion in store properties and prior investments of your senior leadership team have represented $6 billion in investor distributions. We also note that you do not appear to have identified uses for the proceeds of this offering. Please provide us a detailed analysis explaining why you believe the disclosures that would be required under Industry Guide 5 are not applicable to this offering. See Securities Act Release 33-6900.

Response:  The Company notes that Industry Guide 5 (“Guide 5”) is tailored to registration statements relating to interests in real estate limited partnerships engaged in “blind pool” offerings. While Guide 5 by its terms applies only to real estate limited partnerships, the Company acknowledges that Securities Act Release No. 33-6900 (June 17, 1991) (“Release 33-6900”) provides that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” While the Company is a real estate investment trust, it respectfully submits that its offering does not constitute a “blind pool” offering.

A “blind-pool” offering has been characterized as an offering where the real estate investment trust is newly formed, does not have prior operating results and the registration statement does not specify the use of the expected proceeds of the offering. See Securities Act Release 33-6354 (Oct. 7, 1981) (“Release 33-6354”). Under these circumstances, the Commission believed that “the experience of the sponsor of the program being offered is a critical area of disclosure for investors.” Release 33-6354, p. 3. This concern led to the development of the track record requirements now contained in Guide 5, which enable investors in “blind-pool” offerings to evaluate the track record of the sponsor before making an investment decision.

The Company’s proposed offering is vastly different from the “blind-pool” offerings for which Guide 5 disclosure would be appropriate. The Company was formed in May 2011 and the Registration Statement includes audited financial statements from the date of inception. The Registration Statement also includes extensive information relating to the Company’s existing investment portfolio of more than $1.71 billion invested in 622 property locations, as of December 31, 2013, including information showing diversification of its portfolio by customer, concept, industry and state. The Registration Statement also includes, among other things, detailed information regarding:  the Company’s investment portfolio at each quarter-end since its inception; its lease expirations; the weighted average remaining term of its leases; the weighted average annual payment escalations in its leases; and the manner in which the Company finances its business (including its investments).  As a result, the Company believes that the detailed information in the Registration Statement, including the financial statements and operating data set forth therein, provides significant and meaningful information for investors to evaluate the Company’s business and assets and make an informed investment decision, rendering the need for Guide 5 information unnecessary.

Additionally, although the Company has not yet determined the maximum size of the proposed offering, the Company anticipates that, as adjusted, the net proceeds from the offering would represent less than 30% of the Company’s total consolidated assets as of December 31, 2013 and less than 30% of the size of the Company’s gross investment portfolio as of December 31, 2013, with respect to which the Registration Statement contains significant operating and other data, as noted above.  Additionally, the Company anticipates that a portion of the net proceeds from the offering will be used for repayment of amounts then outstanding on its credit facilities, and not solely to make property acquisitions.  Accordingly, the Company believes it is inappropriate to view the offering as a “blind pool,” and therefore Guide 5 is not applicable to the offering.

4.                                      Please amend to provide updated financial statements and corresponding financial information. Refer to Rule 3-12 of Regulation S-X.

Response:  The Company advises the Staff that it has updated the financial statements and corresponding financial information in the Amendment in accordance with, and will ensure that all future submissions or filings of the Registration Statement will comply with, Rule 3-12 of Regulation S-X.

5.                                      We note your significant acquisition activity in the periods presented as well as after the most recently completed fiscal year. Please provide us with your complete analysis of any financial statement requirements related to these acquisitions.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has reviewed the financial reporting requirements of Rule 3-14 of Regulation S-X as it would relate to the Company’s acquisition activity.  The Company was formed in May 2011 and acquired its first properties through a sale-leaseback transaction in July 2011, growing substantially since then. Virtually all of the Company’s properties are leased to the operators (who are the Company’s tenants and customers) on a triple-net basis, where the tenant is responsible for property taxes, insurance and maintenance expenses of the property.  The Company’s real estate acquisitions primarily have taken the form of sale-leaseback transactions on single-tenant commercial properties. The Company also has occasionally acquired properties subject to an existing triple-net lease.  The Company’s growth since inception is summarized below:

(dollars in thousands)	2011	2012	2013

Consolidated Total Assets as of December 31,	$270,468	$979,833	$1,786,100

Number of investment locations	112	371	622
Number of customers	22	69	148

Acquisitions of real estate during the period	$273,025	$644,580	$811,248

Number of properties purchased	132	265	267
Number of customers associated with property purchases	22	54	94

To analyze whether any of the Company’s customers represented significant tenant concentrations, the Company reviewed the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”), Section 2340, Properties Subject to Triple Net Lease – Financial Statements of Significant Lessees, noting that an asset concentration is generally considered “significant” if it exceeds 20% of the registrant’s assets as of its most recent balance sheet.  Accordingly, the Company reviewed its portfolio for any tenant concentrations equal to or greater than 20% of its total assets as of December 31, 2013, its most recent balance sheet date, noting that its largest tenant represented 3.6% of its total assets.  This tenant is the Company’s second-largest tenant when measured by annualized base rent and represented 3.51% of its annualized base rent and interest at December 31, 2013, which the Company disclosed in its tenant concentration table on page 80 of the Amendment.

Looking back in time at each prior balance sheet date, the Company recognized that it has entered into one triple-net lease in its first period of operations with one customer that represented 23.4% of total assets as of December 31, 2011; however, due to the rapid growth of the Company’s portfolio, this same customer represented only 6.5% of total assets at the end of 2012 and only 3.5% of total assets at December 31, 2013.  This customer was an SEC-reporting company at the time of the sale-leaseback transaction in 2011, and its financial statements were publicly available.  Similarly, at the end of 2012, the Company acquired a group of properties in a sale-leaseback transaction with another customer that represented 21.5% of total assets as of December 31, 2011, 5.9% of total assets at December 31, 2012 and, after selling 8 of the properties during 2013, 3.3% of the Company’s total assets as of December 31, 2013.  Neither of these two tenants is significant to the Company’s most recent audited financial statements and in fact, none of its tenant relationships represented more than 3.7% of total assets (or 3.85% of annualized base rent and interest) at December 31, 2013.

The Company then reviewed its real estate acquisition activity for any significant real estate transactions that involved properties subject to an existing lease (those with a previous operating history that would subject it to Rule 3-14) and found no transactions that fell between the 10% - 20% individually significant threshold, as measured against total assets at the prior year-end balance sheet date.

The Company reviewed the Financial Reporting Manual, Section 2320, Real Estate Operations – Individually Insignificant Acquisitions, to determine if the aggregate of all individually insignificant real estate properties described in Section 2320.2 that have been acquired subsequent to the end of its most recently completed fiscal year exceeds 10% of its total assets.  The Company noted that Section 2320.2 states that, “Property acquisitions which would not require S-X 3-14 financial statements even if individually significant, such as triple net leased properties covered by Section 2320 and newly constructed properties covered by Section 2330.10, should be excluded from this calculation.”  Accordingly, the Company excluded triple-net lease properties from this calculation as well as any newly constructed properties it acquired subsequent to December 31, 2013. The resulting calculation showed that no individually insignificant properties, when aggregated, exceeded 10% of its total assets as of the balance sheet date preceding the acquisition.

Based upon the above analysis, the Company believes a literal application of Rule 3-14 and the related staff guidance in Section 2340 of the Financial Reporting Manual would suggest the inclusion of financial statements of two tenants for the year ended December 31, 2011, the only period in which any acquisitions were greater than 20% of assets.  However, given the Company’s status as an “emerging growth company” under the JOBS Act, which only requires the inclusion of two years of audited financial statements in the registration statement, the Company does not believe it is required to include any customer financial statements in its registration statement (See FAQ #16 to the Jumpstart Our Business Startups Act Frequently Asked Questions).  As a result, the Company believes that it has complied with the requirements of Rule 3-14 and related staff interpretations for all of its acquisitions.

Cover

6.                                      Please revise your disclosure to provide the name of the lead or managing underwriter and to provide a brief description of the nature of the underwriting arrangements. To the extent applicable, also revise your disclosure in the underwriting section to identify each underwriter which has a material relationship with you and state the nature of the relationship. Please refer to Item 501(b)(8) of Regulation S-K.

Response:  The Company has disclosed the name of the lead underwriters on the prospectus cover page and provided a description of the nature of the underwriting arrangements.  For those underwriters with which the Company has an existing relationship, the Company has described such relationships on page 155 of the Amendment.

Statement Regarding Industry and Market Data, page ii

7.                                      We note your statements on page ii that “there can be no assurance as to the accuracy or completeness of such information” and “investors should not place significant reliance on such data and information.” Please note that is not appropriate to disclaim information in the prospectus. Please revise accordingly.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page ii by deleting the language quoted in the comment above.

8.                                      Please provide us with support for those quantitative and qualitative business and industry data used throughout the prospectus.  Clearly mark the specific language in the supporting materials.  Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Response:  In response to the Staff’s comment, supplemental materials that provide support for the business and industry data used in the Registration Statement are enclosed with the Staff’s courtesy copies of this letter. The Company notes that such materials are being provided pursuant to Rule 418 of the Securities Act and respectfully requests, pursuant to Rule 418(b), that the Staff return such materials to the Company upon completion of the Staff’s review process.

Prospectus Summary, page 1

9.                                      We note your statement on page 1 that, since your founding, you have realized average initial lease and loan rates measurably higher than those in the broad broker, or auction, marketplace and your reference to the table. Please revise to more fully explain what the table represents, including how you determined such leases and loans are comparable.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure by adding two footnotes to the table – on pages 2 and 69 of the Amendment, one addressing the column with the heading “National Restaurant Franchise Concepts” and the other addressing the column with the heading “Leases longer Than 10 Years.”  The Company has also added two new sentences to the paragraph that immediately precedes the table.  The Company believes these additional disclosures, which specifically reference various concepts in the Company’s investment portfolio, clarify the relevance and comparability of the information provided in the table.

10.                               You state on page 4 that you are one of the few REITs to have an A-rated borrowing capacity from Standard & Poor’s Ratings Services for structured finance products. In order to better understand the context of this statement, please tell us how many REITs have ratings for structured finance products, including how many REITs have A-rated borrowing capacity.

Response:  In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 7, 69 and 75, and states on pages 2 and 69 that “S|T|O|R|E is one of the few REITs to have an A+ rated borrowing capacity, which we define to mean either a corporate credit rating of A+ or higher from a nationally recognized rating agency or a securitization vehicle, or conduit, through which A+ or higher-rated debt securities are issued.” The Company notes that there are 172 U.S. publicly traded REITs, none of which have corporate credit ratings of A+ or higher from a nationally recognized statistical rating organization and only two have A+ or higher rated debt issued through their own asset-backed securitization vehicles (those two being Spirit Realty Capital and Vornado Realty Trust).

11.                               Please revise to more specifically describe your STORE Master Funding program, including briefly clarifying any restrictions on your ability to substitute assets, sell underperforming assets and reinvest proceeds. In addition, please clarify whether you are obligated to make interest or principal advancements on the notes issued pursuant to the STORE Master Funding program regardless of whether you receive revenues pursuant to the leases.

Response:  In response to the Staff’s comments, the Company has expanded the disclosure of its STORE Master Funding program on page 7 and more fully expanded the disclosure on pages 75-76 of the Amendment.  The Company has also made corresponding changes elsewhere in the Amendment.

12.                               We note your disclosure on page 5 regarding your senior leadership team. Please revise to provide a more complete discussion of their relevant performance. Please balance this disclosure with a discussion of any major adverse business developments.

Response:  In response to the Staff’s comment, the Company has expanded the discussion of its senior leadership team’s prior performance on pages 3-5 and 70-72 of the Amendment to include the annualized total shareholder return, which incorporates both stock price performance and dividends paid, over the period between the initial public offering and sale of each of Franchise Finance Corporation of America (“FFCA”) and Spirit Finance Corporation (“Spirit”), both of which were managed by members of the Company’s senior leadership team during the return periods shown.  Additionally, the Company has compared FFCA and Spirit’s total returns to those of the S&P 500 and the Morgan Stanley US composite REIT index, which are two well-recognized industry benchmarks used by investors to evaluate and assess company performance.  The Company believes that total shareholder return is the best indicator of overall corporate performance because it incorporates and reflects all of the factors – both positive and negative – that investors consider important in valuing and evaluating a company’s business.  The Company has also added on page 30 a risk factor cautioning investors that its senior leadership team’s prior performance at FFCA and Spirit is not an indicator of the Company’s future performance.

Our Structure, page 8

13.                               Please revise to identify the certain officers and directors as well as certain investment funds managed by Oaktree Capital Management or advise. In addition, please clarify, in the table or elsewhere as appropriate, whether you hold any assets outside of the bankruptcy remote special purpose entities.

Response:  In response the Staff’s comment, the Company has listed the names of the officers and directors and identified the investment funds managed by Oaktree Capital Management, L.P. in footnotes to the chart on page 12 of the Amendment.

In response to the Staff’s comment to clarify whether the Company holds any assets outside of the bankruptcy remote special purpose entities, the Company has added a footnote stating that, as of December 31, 2013, $1.70 billion of $1.79 billion of the Company’s total assets are held in multiple bankruptcy remote, special purpose entities, and that the remainder of the Company’s assets are held by STORE Capital Corporation or one of its other direct, wholly owned subsidiaries.

Summary Risk Factors, page 10

14.                               Please revise to quantify the significant portion of your assets that have been pledged to secure the long-term borrowings of your subsidiaries.

Response:  In response to the Staff’s comment, the Company has provided the requested disclosure regarding the total dollar amount of assets pledged to the secure non-recourse, long-term borrowings of the Company’s subsidiaries on page 14 of the Amendment.

Summary Consolidated Financial Data, page 12

15.                         We note the disclosure of your Total investment portfolio as of each balance sheet date presented. It appears that you have excluded accumulated depreciation and amortization from this amount. Please revise to include the Net investments line item from your balance sheet, or include a footnote to the table to explain how the Total investment portfolio amounts tie to your balance sheets.

Response:  In response to the Staff’s comment, the Company has revised the balance sheet data disclosures included in Selected Consolidated Financial Data on Page 48 of the Amendment to include a reconciliation of the Company’s “Total investment portfolio, gross” line-item to the “Net investments” line-item on the consolidated balance sheets and has also added balancing footnote disclosure to the balance sheet line item “Total investment portfolio, gross” included in Summary Consolidated Financial Data on Page 17 of the Amendment to clarify that the dollar amount disclosed is gross of accumulated depreciation and amortization.

Some of our customers have limited operating histories, page 20

16.                               If material to your results of operations, please revise your disclosure where applicable to disclose the anticipated completion date and scope of the construction projects, the costs incurred to date and the budgeted costs. For completed developments or constructions, please disclose costs per square foot. Please clarify whether leasing costs are included.

Response:  The Company has revised the disclosure on page 24 of the Amendment to reflect the current number of properties that have been opened for less than 12 months or are under construction (and not yet open for business).  Of the 14 properties included in the revised disclosure, seven properties, representing 1.9% of the Company’s annualized base rent and interest, have operating history of less than 12 months and seven are properties currently under construction. The Company does not consider this to be material to its results of operations and, accordingly, has not provided additional disclosure with respect to these properties in the Amendment.

Use of Proceeds, page 36

17.                               Please clarify herein and elsewhere throughout your prospectus that, if applicable, you anticipate using the proceeds from your initial public offering to repay your existing outstanding debt and/or redeem your outstanding preferred stock. We note references to the use of proceeds for such purposes on pages 30 and 38, respectively. Additionally, your revised disclosure should include the amount of proceeds that will be used for such purposes, if applicable.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is still considering various options relating to the use of proceeds from the offering, which depend in part upon the size of the offering.  While the Company anticipates that it may use proceeds from the offering to repay debt, it does not anticipate that any debt outstanding as of the date of the Amendment will be repaid from proceeds.  The Company has added disclosure on pages 16 and 41 stating that it will use proceeds from the offering to redeem outstanding preferred stock. The Company understands that it must provide to the Staff the information requested in the comment above and intends to do so in a later filing.

Distribution Policy, page 37

18.                               We note you intend to pay an initial distribution and estimate an initial annual distribution rate based on a currently undisclosed percentage of cash available for distribution for the twelve months ended December 31, 2014. Please amend your prospectus to include the table illustrating the calculation of your cash available for distribution. We may have further comment.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is still evaluating cash available for distribution and will provide to the Staff the information requested, and will revise the disclosure appropriately, in a later filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

19.                               Please expand your disclosure to discuss current trends relating to yields available on triple net leases for the property type that you target.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure on page 59 of the Amendment under the “Revenue” heading to address current trends relating to yields available on triple-net leases.

20.                               To the extent you have significant leasing activities in the reporting period, please revise your disclosure to provide your leasing results, including balancing disclosure regarding tenant improvement costs and leasing commissions for both new leases and for renewals or advise.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has no significant leasing activities because all of its single-tenant properties are subject to a long-term lease contract at the time of the Company’s acquisition, whether through a sale-leaseback or other transaction.  As the Company notes on page 49 of the Amendment, its properties “are fully occupied and under lease from the moment [it] acquire[s] them. All of [its] properties are subject to leases . . . .”  In several places throughout the Amendment, the Company states that its properties are subject to long-term leases, which have a weighted average remaining lease term of approximately 16 years; as a result, it is not necessary for the Company to perform ongoing leasing activities on its properties, which it respectfully submits is more applicable to multi-tenanted properties leased on a short-term basis than to the Company’s business, which is focused on leases to single tenants on a long-term net-lease basis.

Liquidity and Capital Resources, page 45

21.                               We note your disclosures regarding the non-recourse net-lease mortgage notes. Please expand your disclosure to further address the following:

a.                                      Discuss the basis for the amount of collateral maintained in the consolidated special purpose entities; clarify if there is a required amount and discuss your intentions regarding overcollateralization; and

Response:  In response to the Staff’s comment, the Company has provided additional disclosure on page 53 of the Amendment to address the points noted in the comment above.

b.                                      Disclose whether you have voluntarily elected or otherwise been required to substitute collateral in the collateral pool, and the basis for such substitutions, if any. Also, elaborate on the prescribed conditions and criteria you are required to meet in order to substitute collateral; and

Response:  In response to the Staff’s comment, the Company has provided additional disclosure on page 52 of the Amendment to address the points noted in the comment above.

c.                                       Please discuss in further detail how the contribution of new collateral to the collateral pool for the issuance of additional series of notes will benefit noteholders that have invested in prior series. Clarify the expected impact of adding a new series.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure on page 52 of the Amendment to address the points noted in the comment above.

Results of Operations, page 52

22.                               Please revise to discuss the relative impact on period to period changes of same store and non-same store performance, including the relative impact of occupancy and rent rate changes for your same store pool or advise.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that, while same-store performance measures are not particularly significant drivers of the increase in revenues, as compared to increases from acquisitions of properties, the Company has provided additional disclosure on page 59 of the Amendment to address the impact of rent escalations on existing lease contracts.  Substantially all of the rent escalations are based on increases in the consumer price index or are fixed rate. In addition, all of the Company’s properties were subject to lease for the entire periods presented, so there have been no changes in occupancy during the period that would have an impact on revenues.

Our Business, page 60

23.                               Please revise to provide the occupancy rate for your real estate investment portfolio or advise.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that, because its properties are single-tenant properties, it does not refer to an occupancy percentage and, instead, refers to them as being either subject to a lease contract or not subject to a lease contract.  All of the Company’s properties have been continuously subject to a lease contract from the moment the Company acquired them in a sale-leaseback or other transaction, as disclosed in the Selected Financial Data table on page 48 of the Amendment and as disclosed in the overview section of Management’s Discussion & Analysis of Financial Condition and Results of Operations.

Lease Expirations, page 72

24.                               Please revise the table to provide the total area in square feet covered by the expiring leases or advise.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that a per-square-foot analysis of its portfolio (total area in square footage and percentage expiring) would be meaningful to investors as it does not reflect the way an investor, or the Company’s senior leadership team, would typically analyze a diversified, triple-net real estate portfolio for single-tenant occupied properties such as those in which the Company invests.  Generally, the

Company considers annual base rental revenue to be the most meaningful measurement in demonstrating the impact of expiring single-tenant property leases on the Company’s portfolio and financial performance.  The Company does not believe that a percentage of square footage analysis is meaningful due to the diversification of the portfolio as to industries (uses) and locations.  The Company’s portfolio consists of 622 properties, which are operated by its customers across 42 states and a wide variety of industries within the service, retail and industrial sectors of the U.S. economy; as a result, the values of a square foot of rental property in different industries and different states/locations are dramatically different.  For example, the smallest of the Company’s properties is a 1,189 square foot fast-food restaurant in Oklahoma, which, if expressed on an annual per square foot basis, rents for $49.99; while the Company’s largest property, a 356,800 square foot automotive retail parts distribution center in Illinois rents for an annual per square foot amount of $2.39.  Because of the significant variance in annual rent per square foot across different types of properties, industries and locations, a presentation of the percentage of square footage for lease contracts expiring on an annual basis would not provide the investor with meaningful information about the value of the expiring lease or the effect of the expiration on the overall portfolio.

Management, page 86

25.                               Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director in light your business and structure. Refer to Item 401(e) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company respectfully notes that the Registration Statement already contains a section, on page 107, captioned, “Background and Experience of Directors,” which sets forth the reasons that led to the conclusion that each of the Company’s directors should serve as a director in light of their experience and the Company’s business and structure.  Accordingly, the Company does not believe that any additional disclosure is warranted.

Notes to Condensed Consolidated Financial Statements, page F-6

2. Summary of Significant Accounting Policies, page F-6

Basis of Accounting and Principles of Consolidation, page F-6

26.                               Please expand your disclosure to specifically discuss your basis for consolidation of the special purpose entities and cite the guidance you relied upon. Also, to the extent applicable, please tell us how you have complied with ASC 810-10-45-25.

Response:  In response to the Staff’s comment, the Company has expanded its consolidation policy disclosure on Page F-8 of the Amendment.  The Company respectfully advises the Staff that the Company’s accounting policy for the consolidation of its wholly owned subsidiaries, certain of which are special purpose entities, is based on the guidance of ASC 810-10.  The Company holds the controlling financial interest in its subsidiaries through its ownership, either directly or indirectly, of 100% of the voting interests of all of its subsidiaries.  None of the Company’s subsidiaries were determined to fall under the Variable Interest Entities subsections of the guidance and, as a result, the presentation guidance of ASC 810-10-45-25 does not apply to the presentation of the Company’s consolidated statement of financial position.

4. Debt, page F-17

Credit Facilities, page F-17

27.                               We note that at September 30, 2013 you have $34.0 million outstanding under your three-year secured credit facility, with approximately $28.5 million of borrowing capacity available based on the borrowing base of approximately $125 million. Please reconcile for us the difference between the total borrowing capacity less amount outstanding to the available borrowing capacity, and revise this disclosure for all periods presented to clarify.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s three-year secured credit facility is a revolving credit facility whereby the Company pledges certain assets, referred to as the “borrowing base,” to the bank to secure any borrowings under the facility.  Depending on the nature of the pledged assets making up the “borrowing base,” the maximum amount the Company could borrow would be the lesser of the total borrowing amounts resulting from several separate calculations related to the pledged assets and their related leases, if applicable.  If the pledged asset is a real estate property owned by the Company, the borrowing capacity tests include debt service coverage calculations based on individual cash flows from leases on the pledged assets and separate calculations based on (1) the purchase price of the pledged asset, (2) the appraised value of the pledged asset plus any improvement costs funded by the Company since the last appraisal, and (3) the Company’s gross total investment in the pledged asset.  If the pledged asset is a loan receivable, the borrowing capacity is generally limited to 50% of the outstanding principal amount of the loan receivable.  Generally, the calculations result in the Company being able to borrow a maximum of approximately 50% of the gross investment amount of assets pledged and are required to be recalculated each time a borrowing or partial repayment occurs.  As a result, the Company believes its disclosure of the investment dollar amount of pledged assets making up the borrowing base, the amount of borrowings currently outstanding, if any, and any remaining borrowing capacity against the current borrowing base is the appropriate disclosure regarding the Company’s ability to incur additional debt as of the related balance sheet date.  By way of example, at September 30, 2013, the calculations related to the $125 million of pledged assets making up the borrowing base at that time resulted in a maximum borrowing capacity of approximately $62.5 million; the maximum borrowing capacity of $62.5 million less the $34.0 million outstanding resulted in an available borrowing capacity of $28.5 million.

Exhibit Index

28.                               We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

Response:  In response to the Staff’s comment, the Company is providing a draft of the Exhibit 5.1 legal opinion as Exhibit 1 hereto and the Exhibit 8.1 tax opinion as Exhibit 2 hereto.

29.                               We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that, with respect to the exhibits that the Company is filing “forms of,” the Company intends to execute those agreements concurrently with the closing of this offering. Accordingly, the Company is not in a position to file final, executed copies of such agreements prior to effectiveness of the Registration Statement. The Company understands that, pursuant to Instruction 1 to Item 601 of Regulation S-K, it will not be permitted to incorporate by reference to any “form of” agreements and, as such, intends to file a Form 8-K with executed agreements within four business days after the closing of the offering.

* * * *

Please do not hesitate to contact me by telephone at (303) 292-7793 or by email at brian.caid@kutakrock.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian V. Caid

Brian V. Caid
of KUTAK ROCK LLP

Enclosures

cc:	Christopher H. Volk
Michael T. Bennett

EXHIBIT 1

Form of Legal Opinion of Venable LLP

[LETTERHEAD OF VENABLE LLP]

DRAFT

                 , 2014

STORE Capital Corporation

8501 East Princess Drive

Suite 190

Scottsdale, Arizona 85255

Re:  Registration Statement on Form S-11 (File No. 333-[•])

Ladies and Gentlemen:

We have served as Maryland counsel to STORE Capital Corporation, a Maryland corporation (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of up to [•] shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (including up to [•] Shares which the underwriters in the initial public offering have the option to purchase), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.                                      The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2.                                      The charter of the Company, certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.                                      The form of Articles of Amendment and Restatement of the Company to be filed with the SDAT prior to the issuance of the Shares (the “Charter”), certified as of the date hereof by an officer of the Company;

4.                                      The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5.                                      The form of Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

6.                                      A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

7.                                      Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the authorization of the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

8.                                      A certificate executed by an officer of the Company, dated as of the date hereof; and

9.                                      Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.                                      Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.                                      Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.                                      Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.                                      All Documents submitted to us as originals are authentic.  The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All representations, warranties, statements and information contained in the Documents are true and complete.  There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.                                      The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VII of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

2

1.                                      The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.                                      The issuance of the Shares has been duly authorized and, when issued and delivered by the Company in accordance with the Resolutions (and any other resolutions adopted by the Board with respect thereto) and the Registration Statement against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers.  To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.  The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated.  We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein.  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

3

EXHIBIT 2

Form of Tax Opinion of Kutak Rock LLP

DRAFT – SUBJECT TO CHANGE

Exhibit 8.1

[Letterhead of Kutak Rock LLP]

[              ], 2014

STORE Capital Corporation
8501 E. Princess Drive, Suite 190
Scottsdale, Arizona 85255

Ladies and Gentlemen:

In connection with the filing of the Registration Statement on Form S-11, as amended (File No.   -     )(the “Registration Statement,” which includes the “Prospectus”), with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), by STORE Capital Corporation, a Maryland corporation (the “Company), we have been asked to provide an opinion regarding (i) the Company’s qualification as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes, and (ii) the accuracy of the discussion in the Prospectus under the caption “Certain U.S. Federal Income Tax Consequences.” Capitalized terms not defined herein shall have the meanings ascribed to them in the Prospectus (or incorporated therein by reference).

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (the “IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

In connection with this opinion, we have examined and relied upon the following, with your consent: (i) the Articles of Amendment and Restatement of the Company, as amended through the date hereof (the “Articles”), (ii) the certificate dated of even date herewith (the “Officer’s Certificate”), delivered to Kutak Rock LLP by the Company which provides certain representations by it relevant to this opinion, (iii) the Registration Statement and the Prospectus, and (iv) such other documents as we have considered relevant to our analysis.  In our review of such documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

The Officer’s Certificate relates to, among other things, the actual and proposed operations of the Company and the entities in which it holds, or has held, a direct or indirect interest. For purposes of our opinion, we have not independently verified all of the statements, representations and covenants set forth in the Articles and the Officer’s Certificate, the Registration Statement, or in any other document. We have, consequently, assumed and relied on your representation that the statements, representations and covenants contained in the Articles, the Officer’s Certificate, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describe all material facts relevant to our opinion. We have assumed that such statements, representations and covenants are true without regard to any qualification as to knowledge, belief, intent, or materiality. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants. We are not aware of any facts inconsistent with such statements, representations and covenants.  Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Articles or the Officer’s Certificate, including the correctness of any such prior legal opinion, may affect our conclusions set forth herein.

Our opinion is also based on the correctness of the following assumptions: (i) each of the Company and the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdiction in which it was formed and in the manner described in the relevant organizational documents, (ii) there will be no changes in the applicable laws of the State of Maryland or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed, and (iii) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.

Based on and subject to the qualifications and assumptions set forth herein, we are of the opinion that:

1.              Commencing with the Company’s taxable year that ended on December 31, 2011, the Company has been organized and operated in conformity with the requirements for qualification as a REIT under the Code, and its organization and its actual method of operation through the date of this letter has enabled, and its proposed method of operation will enable, it to meet the requirements for qualification and taxation as a REIT under the Code thereafter.

2.              The portions of the discussions in the Prospectus under the caption “Certain U.S. Federal Income Tax Considerations” that describe provisions of applicable U.S. federal income tax law are correct in all material respects as of the date hereof.

We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States. We express no opinion on any issue relating to the Company the entities in which it holds direct or indirect interests or the discussion in the Prospectus under the caption “Certain U.S. Federal Income Tax Considerations,” other than as expressly stated above.

This opinion is furnished to you solely in connection with the filing of the Registration Statement.  Except as provided in the last paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written permission.  This opinion speaks as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof.

As noted in the Registration Statement and the Prospectus, the Company’s qualification and taxation as a REIT depend upon its ability to meet, through actual operating results, certain requirements relating to the sources of its income, the nature of its assets, distribution levels and diversity of stock ownership, and various other qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of the Company’s operation for any one taxable year will satisfy the requirements for taxation as a REIT under the Code.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement with the SEC and to the reference to our firm under the heading “Legal Matters” in the Prospectus.  In giving our consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder, nor do we thereby admit that we are experts with respect to any part of the Prospectus within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the SEC thereunder.

Very truly yours,

Kutak Rock LLP